December 7, 2016
Ms. Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549-3561
Mail Stop 3561
Re:      Western Gas Equity Partners, LP
            Registration Statement on Form S-3
            Filed November 4, 2016
            File No. 333-214447
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed February 25, 2016
            File No. 001-35753

            Western Gas Partners, LP
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed February 25, 2016
            File No. 001-34046

Dear Ms. Ransom:
We are providing the following responses to the comment letter dated December 2, 2016, from the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission regarding our Registration Statement on Form S-3 filed on November 4, 2016 (“Form S-3”), our Form 10-K for fiscal year ended December 31, 2015 (“WGP Form 10-K”) and the Form 10-K of Western Gas Partners, LP for the fiscal year ended December 31, 2015 (“WES Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Western Gas Equity Holdings, LLC | 1201 Lake Robbins Drive | The Woodlands, Texas 77380 | Phone: (832) 636-6000

Ms. Mara L. Ransom
United States Securities and Exchange Commission
December 7, 2016

Western Gas Equity Partners, LP
Registration Statement on Form S-3
General

1.
At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response: We acknowledge the above and confirm that we will coordinate any request for acceleration of effectiveness of the Form S-3 with resolution of all comments regarding the WGP Form 10-K review.
Prospectus Cover Page

2.	Please update the statement, in the fourth paragraph, that the selling unitholder “may be an underwriter” to reflect its status as an underwriter, as is disclosed on page 17.
Response: We have revised the Form S-3 to update the applicable statement on the prospectus cover page as requested above. Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Form S-3 via EDGAR.
Form 10-K for Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis, page 78

3.
We note your disclosure on page 94 that revenues from gathering, processing and transportation of natural gas and natural gas liquids increased by $181.1 million due to increases in revenue at the DJ Basin complex, resulting from increased throughput, a higher gathering fee, and the introduction of a condensate handling fee. In future filings, please separately quantify the change in revenues attributable to increased throughput, gathering fees, and the condensate handling fee, to the extent practicable. Please refer to Item 303(a)(3) of Regulation S-K and Release No. 33-6835 and provide us with your proposed disclosure. Additionally, please provide additional disclosure about the condensate handling fee, including how such fees are generated, to the extent such fees are a material portion of your revenues.

Ms. Mara L. Ransom
United States Securities and Exchange Commission
December 7, 2016

Response: We acknowledge the Staff’s comment and propose updating our disclosure in future filings in a manner consistent with the below revised passage from page 94 of the WGP Form 10-K (added disclosure is underlined):
“Revenues from gathering, processing and transportation of natural gas and natural gas liquids increased by $193.0 million for the year ended December 31, 2015, primarily due to increases of (i) $181.1 million at the DJ Basin complex resulting primarily from increased throughput ($139.7 million), a higher gathering fee ($37.0 million), and the introduction of a condensate handling fee in the first quarter of 2015 ($4.4 million), (ii) $49.6 million due to the acquisition of DBM in November 2014, and (iii) $10.0 million at the Brasada complex due to increased throughput and a higher processing fee, as well as revenues from treating services beginning in the first quarter of 2015. . . . .”
With respect to the condensate handling fees specifically, fees are earned on a per-barrel basis in connection with Western Gas Partners, LP’s gas gathering services provided in the DJ Basin, and have not historically represented a material portion of our revenues ($4.4 million for the year ended December 31, 2015, and $4.5 million for the nine months ended September 30, 2016, representing approximately 0.28% and 0.35% of our revenues for such periods, respectively). In future filings, we will update our disclosure on page 15 in Business and Properties — Industry Overview — Typical Contractual Arrangements, under Part I, Items 1 and 2 of the WGP Form 10-K as follows (added disclosure is underlined):
“Fee-based. Under fee-based arrangements, the service provider typically receives a fee for each unit of natural gas gathered, treated and/or processed, or NGL/liquid/crude product serviced, at its facilities. As a result, the price per unit received by the service provider does not vary with commodity price changes, minimizing the service provider’s direct commodity price risk exposure.”
Western Gas Partners, LP
Form 10-K for the Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis, page 79

4.	Comment 3 above also applies to the disclosure in this filing.
Response: We propose modifying the applicable disclosure in future filings for Western Gas Partners, LP in a manner consistent with the approach outlined for the WGP Form 10-K in our response to Comment 3, above.

Ms. Mara L. Ransom
United States Securities and Exchange Commission
December 7, 2016

*	*	*	*	*
We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3348.

Very truly yours,

/s/ Benjamin M. Fink
Benjamin M. Fink Senior Vice President, Chief Financial Officer and Treasurer Western Gas Equity Holdings, LLC (as general partner of Western Gas Equity Partners, LP)

cc:	David J. Tudor, Chairperson, Audit Committee
Brad Ringleb, KPMG LLP
David P. Oelman, Vinson & Elkins L.L.P.
D. Alan Beck, Jr., Vinson & Elkins L.L.P.